UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Private Placement

On July 31, 2025, Kazia Therapeutics Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional and accredited purchasers (the “Purchasers”) in connection with a private placement of equity securities (the “Private Placement”). Pursuant to the Purchase Agreement, the Company agreed to offer and sell in the Private Placement to such Purchasers (i) 14,204,500 ordinary shares of the Company, no par value per share (the “Ordinary Shares,” and such Ordinary Shares to be offered and sold in the Private Placement, the “Shares”), at a purchase price of $0.0176 per Share, and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 204,547 American Depositary Shares (the “ADSs”), each ADS representing five hundred Ordinary Shares, at a purchase price of $8.7999 per Pre-Funded Warrant. Each Pre-Funded Warrant is exercisable for one ADS at an exercise price of $0.0001 per ADS underlying the Pre-Funded Warrant (the “Pre-Funded Warrant ADS”), is immediately exercisable, and will expire when exercised in full.

The Purchase Agreement contains customary representations, warranties and agreements by the Company and the Purchasers and customary conditions to closing. The Private Placement is expected to close on or about August 4, 2025, subject to satisfaction of customary closing conditions. The Company estimates that the net proceeds to the Company from the Private Placement will be approximately $2 million, after deducting estimated offering expenses. The Company currently intends to use the net proceeds from the Private Placement to support the continued clinical development of its lead programs, including paxalisib, a brain-penetrant dual PI3K/mTOR inhibitor currently in clinical trials for both brain cancer and advanced breast cancer, and EVT801, a selective VEGFR3 inhibitor, and for general corporate purposes.

The Pre-funded Warrants may be exercised at any time until exercised in full, except that a holder will not be entitled to exercise any portion of any Pre-funded Warrant, which, upon giving effect to such exercise would cause (i) the aggregate number of shares of the Company’s Common Stock beneficially owned by the holder (together with its affiliates) to exceed 9.99%, as the case may be, of the number of Ordinary Shares outstanding immediately prior to or after giving effect to the exercise, or (ii) the combined voting power of the Company’s securities beneficially owned by the holder (together with its affiliates) to exceed 9.99%, as the case may be, of the combined voting power of all of the Company’s securities then outstanding immediately prior to or after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-funded Warrants, subject to such holder’s rights under the Pre-funded Warrant to increase or decrease such percentage to another percentage not in excess of 9.99% upon at least 61 days’ prior notice from such holder to the Company.

The Shares, Pre-funded Warrants, Pre-funded Warrant ADSs and Ordinary Shares underlying the Pre-funded Warrants have not been registered under the Securities Act of 1933, as amended (the “Securities Act”).The Shares and Pre-funded Warrants were offered and sold without registration under the Securities Act in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder.

Pursuant to the terms of the Purchase Agreement, the Company has agreed to file a registration statement on Form F-1 (or other appropriate form) to register for resale the Shares, the ADSs representing the Shares, the Pre-Funded Warrant ADSs and the Ordinary Shares issued and issuable upon exercise of the Pre-funded Warrants as soon as practicable (and in any event within 60 calendar days of the closing of the Private Placement) (the “Resale Registration Statement”). The Company shall use its commercially reasonable efforts to cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing and to keep the Resale Registration Statement effective at all times until such Purchasers ceases to own any Shares, ADSs representing the Shares, Pre-funded Warrants, Pre-Funded Warrant ADSs or the Ordinary Shares issued and issuable upon exercise thereof.

Copies of the form of the Purchase Agreement and form of Pre-Funded Warrant are attached hereto as Exhibits 10.1 and 4.1, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of form of the Purchase Agreement and form of Pre-Funded Warrant are subject to, and qualified in their entirety by, such documents.

On August 1, 2025, the Company issued a press release announcing the Private Placement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, including the exhibits attached hereto, into the Company’s registration statement on Form F-3 (File No. 333-281937).

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the completion of the private placement, the satisfaction of customary closing conditions related thereto, the intended use of proceeds from the private placement, and the Company’s future expectations, plans and prospects. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: related to market and other conditions, associated with clinical and preclinical trials and product development, including the risk that preliminary or interim data may not reflect final results, related to regulatory approvals, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. Investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT LIST

Exhibit	Description

4.1	Form of Pre-Funded Warrant

10.1	Form of Securities Purchase Agreement

99.1	Press Release of Kazia Therapeutics Limited dated August 1, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
Name: John Friend
Title: Chief Executive Officer

Date: August 1, 2025